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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 0-27580

                            CUSIP NUMBER 641143 10 2


(CHECK ONE):
[ ] FORM 10-K [ ] FORM 11-K [ ] FORM 20-F [X] FORM 10-Q [ ] FORM N-SAR

FOR PERIOD ENDED: SEPTEMBER 30, 2000

[ ] TRANSITION REPORT ON FORM 10-K
[ ] TRANSITION REPORT ON FORM 20-F
[ ] TRANSITION REPORT ON FORM 11-K
[ ] TRANSITION REPORT ON FORM 10-Q
[ ] TRANSITION REPORT ON FORM N-SAR
FOR THE TRANSITION PERIOD ENDED:_____________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES: ________________________

                        PART I -- REGISTRANT INFORMATION

FULL NAME OF REGISTRANT:  NETLOJIX COMMUNICATIONS, INC.

FORMER NAME IF APPLICABLE: _______________________

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER):
CITY, STATE AND ZIP CODE:

501 BATH STREET
SANTA BARBARA, CA 93101

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                       PART II -- RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

         Preparation of the Registrant's Form 10-Q for the quarter ended September 30, 2000, was temporarily delayed as a result of the resignation (for personal reasons) of the Registrant's controller, who had principal responsibility for the initial drafting of the Form 10-Q. In addition, certain of the Registrant's resources have been otherwise employed in connection with completion of and accounting for two previously-announced acquisitions by the Registrant. As a result, Registrant is unable to complete and file its Form 10-Q for the quarter ended September 30, 2000, by the prescribed due date without unreasonable effort or expense. The Registrant will file its Form 10-Q for such period no later than the fifth calendar day following the due date.

                          PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

          ANTHONY E. PAPA              (805) 884-6300
         -----------------      ------------------------------
         (Name)                 (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant's revenues from continuing operations increased 14 percent to $4.9 million for the three-month period ended September 30, 2000, compared to revenues of $4.3 million for the same period in 1999. Net loss attributable to common shareholders decreased by 28 percent to $1.1 million, or $0.08 per share, on 13.9 million weighted average shares for the three-month period ended September 30, 2000, compared with a loss of $1.5 million, or $0.15 per share, on approximately 10.7 million weighted average shares for the third quarter of 1999.

         For the nine months ended September 30, 2000, the Registrant recorded a 28-percent increase in revenues from continuing operations to $15.5 million, compared to revenues of $12.2 million in the same period of 1999. The net loss for the nine months ended September 30, 2000, decreased to $4.6 million, or $0.35 per share, on 13.4 million weighted average shares outstanding, from $6.7 million, or $0.66 per share, on 10.6 million weighted average shares outstanding. The nine-month period of 2000 includes $998,000, or $0.08 per share, for certain one-time, non-cash expenses during the first quarter 2000.


NETLOJIX COMMUNICATIONS, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2000

By: /s/ ANTHONY E. PAPA
    ---------------------------
        Anthony E. Papa
        Chief Executive Officer

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).